SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 24, 2011

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Announcement of LM Ericsson Telephone Company, dated January 24, 2011 regarding “ST-Ericsson reports fourth quarter 2010 financial results”

Press Release January 24, 2011

ST-Ericsson reports fourth quarter 2010 financial results

•	Net sales $577 million; 2 percent sequential increase

•	Adjusted operating loss1) $119 million

•	Restructuring plans completed; $13 million savings in the quarter

Geneva, Switzerland, January 24, 2011 - ST-Ericsson, a joint venture of STMicroelectronics (NYSE:STM) and Ericsson (NASDAQ:ERIC), reported financial results for the fourth fiscal quarter ending December 31, 2010.

“Sales in the fourth quarter came in line with our expectations, even slightly better,” said Gilles Delfassy ST-Ericsson president and CEO. “New products that started to sell in 2010, which represented more than a quarter of our total sales in Q4, became a bigger contributor to our revenue growing more than 50 percent sequentially. Continued strong performance from our new 2G/EDGE platforms in addition to initial HSPA+ modem sales offset weakness in the TD-SCDMA market and the anticipated decrease in our legacy products.

Operating loss increased sequentially mainly due to higher operating expenses reflecting anticipated seasonality and currency effects, as well as price erosion due to our ongoing legacy product transition. However, we also saw $13 million of savings as we completed our restructuring as planned and on time.

Overall, 2010 was a pivotal year for ST-Ericsson. Today, we are well on our way to completing the transformation of our company like we set out to do - focusing on expanding our product portfolio to the smartphone and tablet markets, where we aim to be a leader with best-in-class modems and application solutions. In fact, we are seeing increasing traction in these markets with products such as our U8500 smartphone platform, which we plan to ramp in the second half of the year with several Tier 1 customers.

In 2011, our focus is to deliver our exciting new products to customers and improve financial performance as we complete our transition. While our near-term outlook is challenging, we are making good progress and are confident that our work will put us on the path to market leadership and sustainable profitable growth.”

Press Release January 24, 2011

2010 Fourth quarter financial summary (unaudited) $ million	Q4 2010	Q3 2010	Q4 2009
Income Statement
NET SALES	577	565	740
OPERATING INCOME / (LOSS) ADJUSTED1) for:	(119)	(85)	(50)

- amortization of acquisition-related intangibles	(28)	(25)	(27)
- restructuring charges	(24)	(19)	(62)
OPERATING INCOME / (LOSS) as reported	(171)	(129)	(139)
NET INCOME / (LOSS)	(177)	(121)	(125)

$ million	Q4 2010	Q3 2010	Q4 2009
Net Financial Position
Cash, cash equivalents & short-term deposits	68	89	229
Parents’ short-term credit facilities	-150	-50	0
Net Financial Position²)	-82	39	229

Additional financial information

The net financial position²) at the end of the fourth quarter was negative $82 million, which compares to positive $39 million at the end of the third quarter. During the fourth quarter the company sold trade receivables without recourse, of which $166 million were outstanding at the end of the quarter, representing a sequential decrease of $13 million.

Inventory decreased by $20 million reaching $275 million at the end of the fourth quarter.

Outlook

For the first quarter 2011, the company expects net sales to decline sequentially, reflecting both the accelerating decline of legacy products and the effect of first quarter seasonality.

Press Release January 24, 2011

Highlights - products, technology and wins publicly announced in fourth quarter 2010

•

In November, ST-Ericsson announced the collaboration with Quanta Computer on LTE modules and USB dongles. The partnership was highlighted by a live video demonstration on a Quanta Computer tablet over TD-LTE network at the closing ceremony of Expo 2010 Shanghai China.

•

ST-Ericsson announced it is joining forces with Nokia to drive TD-LTE in China. At Expo 2010 Shanghai China, ST-Ericsson and Nokia demonstrated video streaming and other multimedia services on a TD-LTE Nokia booklet containing ST-Ericsson’s M700 TD-LTE thin modem.

•

In December, Samsung selected ST-Ericsson’s single G4906 GSM/GPRS platform for its Ch@t 322 Dual-SIM Dual-Standby mobile telephone, launched in Russia, the Commonwealth of Independent States (CIS), Southeast Asia, India, China, Middle East, and Africa.

•

In December, Australian telecommunication operator Telstra, together with Acer and Ericsson, launched the first netbook with a built-in 21Mbps HSPA+ mobile broadband module, based on ST-Ericsson’s M570 thin modem.

Financial results appendix (unaudited) Annual financial results $ million	2010 ACTUAL	2009 ACTUAL	2009 PRO-FORMA
Income Statement
NET SALES	2293	2524	2695
OPERATING INCOME / (LOSS) ADJUSTED1) for:	(436)	(369)	(440)

- amortization of acquisition-relatedintangibles	(101)	(96)	(106)
- restructuring charges	(74)	(116)	(116)
OPERATING INCOME / (LOSS) as reported	(611)	(581)	(662)
NET INCOME / (LOSS)	(591)	(539)	(612)

Press Release January 24, 2011

2010 financial results by quarter $ million	Q4 2010	Q3 2010	Q2 2010	Q1 2010
Income Statement
NET SALES	577	565	544	606
OPERATING INCOME / (LOSS) ADJUSTED1) for:	(119)	(85)	(118)	(114)

- amortization of acquisition-related intangibles	(28)	(25)	(25)	(24)
- restructuring charges	(24)	(19)	(5)	(27)
OPERATING INCOME / (LOSS) as reported	(171)	(129)	(148)	(164)
NET INCOME / (LOSS)	(177)	(121)	(139)	(154)

2009 financial results by quarter $ million	Q4 2009	Q3 2009	Q2 2009	Q1 2009 PRO-FORMA³)	Q1 2009 ACTUAL
Income Statement
NET SALES	740	728	666	562	391
OPERATING INCOME / (LOSS) ADJUSTED1) for:	(50)	(77)	(165)	(149)	(78)

- amortization of acquisition-related intangibles	(27)	(25)	(24)	(30)	(20)
- restructuring charges	(62)	(19)	(35)	0	0
OPERATING INCOME / (LOSS) as reported	(139)	(121)	(224)	(179)	(98)
NET INCOME / (LOSS)	(125)	(112)	(213)	NA	(89)

Footnotes

1)	The adjusted operating income/(loss) is defined as the operating income/(loss) reported before amortization of acquisition-related intangibles and restructuring charges and is used by management to help enhance the understanding of ongoing operations and to communicate the impact of the items on the operating loss as reported.
2)	Net financial position represents the balance between financial assets, which comprise cash, cash equivalents and short-term deposits, and financial debt which includes bank overdrafts and parent companies short-term bridge credit facilities.
3)	The unaudited pro-forma results are presented as if the ST-Ericsson joint venture had been created on January 1, 2009 and incorporates the results of ST-Ericsson and predecessors (ST-NXP Wireless and Ericsson Mobile Platforms) beginning on that date (while effectively it started operations on February 2, 2009). Such results are presented for information purposes only and are not indicative of the results of operations that would have been achieved had the acquisition taken place as of January 1, 2009.

Notes to editors

ST-Ericsson invites media, analysts and investors to a conference call scheduled on January 25 at 5:00pm CET. Call-in numbers, a live webcast of the conference call, as well as supporting slides, will be available at www.stericsson.com/investors/investors.jsp.

Press Release January 24, 2011

About ST-Ericsson

ST-Ericsson is a world leader in developing and delivering a complete portfolio of innovative mobile platforms and cutting-edge wireless semiconductor solutions across the broad spectrum of mobile technologies. The company is a leading supplier to the top handset manufacturers and ST-Ericsson’s products and technologies enable more than half of all phones in use today. The company generated sales of $2.3 billion in 2010. ST-Ericsson was established as a 50/50 joint venture by STMicroelectronics (NYSE:STM) and Ericsson (NASDAQ:ERIC) in February 2009, with headquarters in Geneva, Switzerland.

www.stericsson.com

www.twitter.com/STEricssonForum

FOR FURTHER INFORMATION, PLEASE CONTACT:

Global Communications & Media Relations
Carol Streitberger Brighton, Geneva, Switzerland
Public & Media Relations	Investor & Analyst Relations
Roland Sladek, Geneva, Switzerland	Fabrizio Rossini, Geneva, Switzerland
Phone: +41 22 930 2733	Phone: +41 22 929 6973
Email: investor.relations@stericsson.com
Kristina Embring Klang, Lund, Sweden
Phone: +46 46 103 194
Email: media.relations@stericsson.com

Ericsson Investor Relations	STMicroelectronics Investor Relations
Susanne Andersson, Stockholm, Sweden	Tait Sorensen, Phoenix AZ, US
Phone: +46 10 719 4631	Phone: +1 602 485 2064
E-mail: investor.relations@ericsson.com	Celine Berthier, Geneva, Switzerland
Phone: +41 22 929 5812
Email: investors@st.com

###

The ST-Ericsson results reported in this press release do not reflect in their entirety the results of the Wireless Segment of STMicroelectronics, which include other activities that are not part of ST-Ericsson.

###

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see STMicroelectronics’ (NYSE:STM) and Ericsson’s (NASDAQ:ERIC) filings with the US Securities and Exchange Commission, particularly each company’s latest published Annual Report on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: January 24, 2011